Exhibit 12
INTERFACE, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended
	December	December	December
	31,	30,	28,	January 3,	January 2,
	2006	2007	2008	2010	2011
	(in thousands except for the ratio amounts)
EARNINGS:
Income (loss) from continuing operations before taxes	$56,847	$94,554	$8,527	$22,025	$14,564
Fixed charges	54,475	44,915	43,436	46,242	43,901
Amortization of capitalized interest	319	453	618	640	573
Capitalized interest	(1,127)	(896)	(960)	(270)	(562)

	$110,514	$139,026	$51,621	$68,637	$58,476

FIXED CHARGES:
Amortization of deferred debt costs	$1,857	$1,201	$1,404	$1,926	$2,248
Interest expense	42,204	34,110	31,480	34,297	33,129
Capitalized interest	1,127	896	960	270	562
Interest element of rent expense	9,287	8,708	9,592	9,749	7,962

	$54,475	$44,915	$43,436	$46,242	$43,901

Ratio of earnings to fixed charges	2.0x	3.1x	1.2x	1.5x	1.3x